Mail Stop 6010

January 31, 2008

Guoqing Jiang
Chairman and Chief Executive Officer
Viscorp, Inc.
627 Nevin Avenue
Sewickley, PA 15143

> **Re:** **Viscorp, Inc**.
> **Information Statement Pursuant to Section 14(c) of the Exchange Act**
> **Filed January 22, 2008**
> **File No. 0- 52236**

Dear Guoqing Jiang:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preferred Stock, page 3

1. Please revise your disclosure in this information statement regarding the preferred stock to disclose your intention to issue the preferred shares in exchange for the notes issued in the financing on January 16, 2008 and any other plans to issue the preferred shares.

Documents Incorporated By Reference, page 8

2. We note that you have not included nor incorporated by reference the information contained in the sections entitled "The Financing" and "Item 8. Description of

Securities" of your Form 8-K filed on January 18, 2008. Please revise to either disclose this information in your information statement or specifically incorporate by reference these sections of that Form 8-K. See Item 1 of Schedule 14C and Item 11 of Schedule 14A.

3. In addition, it appears that you have not included nor incorporated by reference any of the information relating to the share exchange with Raygere Limited. Please revise to either disclose this information in your information statement or incorporate by reference the information required by Item 14 of Schedule 14A. Alternatively, if you believe the information required by Item 14 of Schedule 14A is not required to be disclosed in this information statement, please provide us with an analysis which supports such conclusions. See Item 1 of Schedule 14C, Note A to Schedule 14A and Item 14 of Schedule 14A.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: J. Hamilton McMenamy
        J. Hamilton McMenamy, P.C.
        8222 Douglas, Suite 850
        Dallas, Texas 75225